NEWS RELEASE INTERNATIONAL GAME TECHNOLOGY PLC REPORTS FOURTH QUARTER AND FULL YEAR 2022 RESULTS Fourth Quarter 2022 Financial Performance Exceeded High End of Outlook: • Revenue of $1.1 billion propelled by 7% same-store sales growth in Global Lottery, a 21% increase in Global Gaming revenue, and record contribution from PlayDigital • 24% increase in operating income to $230 million; operating income margin of 21%, up 340 basis points vs. PY on substantial increase in Global Gaming and PlayDigital profitability Full Year 2022 Financial Performance Met High End of Outlook: • Revenue of $4.2 billion, up 3% as reported and 8% at constant currency, driven by strong Global Gaming and PlayDigital growth • Record operating income of $922 million; 22% operating income margin includes significant Global Gaming improvement • Delivered $899 million in cash from operations and $582 million in free cash flow on strong performance and disciplined management of invested capital • Reduced net debt by $771 million; leverage improves nearly a half turn to 3.1x • Returned a record $276 million to shareholders • Expect full year 2023 revenue of $4.1 - $4.3 billion with operating margin of 21% - 23%; first quarter 2023 revenue of approximately $1.0 billion with operating margin of 22% - 24% LONDON – February 28, 2023 – International Game Technology PLC (“IGT”) (NYSE:IGT) today reported financial results for the fourth quarter and full year ended December 31, 2022. Today, at 8:00 a.m. EST, management will host a conference call and webcast to present the results; access details are provided below. “We achieved all our financial goals last year while strengthening product leadership positions across our Global Lottery, Global Gaming, and PlayDigital activities," said Vince Sadusky, CEO of IGT. “Important strategic work executed over the last few years has transformed IGT into a company with higher growth prospects, a better profit profile, and a solid path to delivering on our long-term goals. It has also enabled record capital returns to shareholders in 2022. We enter 2023 from a position of strength with good momentum across business segments.” "2022 was another year of significant financial accomplishments,” said Max Chiara, CFO of IGT. “With reduced interest expense and improvements to the effective tax rate, 2022 adjusted EPS highlights IGT's significantly improved earnings power. We generated strong cash flow while funding increased investments for future growth. This, coupled with proceeds from sales of non-core businesses, allowed us to meaningfully reduce debt and leverage to the lowest levels ever. The Company's enhanced credit profile and significant liquidity provide solid support and flexibility as we execute our multi-year plan." 1

Overview of Consolidated Fourth Quarter and Full Year 2022 Results

All amounts from continuing operations	Quarter Ended December 31, 2022	Quarter Ended December 31, 2021	Y/Y Change (%)	Constant Currency Change (%)	Year Ended December 31, 2022	Year Ended December 31, 2021	Y/Y Change (%)	Constant Currency Change (%)
(In $ millions, except per share amounts)								
GAAP Financials:								
Revenue								
Global Lottery	639	687	(7)%	(3)%	2,593	2,812	(8)%	(2)%
Global Gaming	389	321	21%	24%	1,423	1,112	28%	30%
PlayDigital	65	42	56%	63%	209	165	27%	32%
Total revenue	**1,093**	**1,050**	**4%**	**8%**	**4,225**	**4,089**	**3%**	**8%**
Operating income (loss)								
Global Lottery	216	217	—%	6%	909	1,088	(16)%	(10)%
Global Gaming	68	36	89%	91%	242	43	462%	471%
PlayDigital	17	5	239%	256%	50	33	51%	54%
Corporate support expense	(30)	(33)	7%	(5)%	(121)	(104)	(16)%	(30)%
Other[1]	(41)	(39)	(3)%	(4)%	(158)	(158)	—%	(1)%
Total operating income	**230**	**186**	**24%**	**30%**	**922**	**902**	**2%**	**9%**
Operating Income margin	*21%*	*18%*			*22%*	*22%*		
Net cash provided by operating activities	**278**	**396**	**(30)%**		**899**	**1,010**	**(11)%**	
Cash and cash equivalents	**590**	**591**	**—%**		**590**	**591**	**—%**	
Earnings per share - diluted	**$(0.32)**	**$0.09**	**NA**		**$1.35**	**$0.31**	**335%**	
Non-GAAP Financial Measures:								
Adjusted EBITDA								
Global Lottery	318	336	(5)%	—%	1,314	1,545	(15)%	(8)%
Global Gaming	101	66	54%	56%	365	173	111%	114%
PlayDigital	22	9	149%	159%	68	48	41%	44%
Corporate support expense	(23)	(24)	4%	(12)%	(83)	(80)	(3)%	(21)%
Total Adjusted EBITDA	**419**	**387**	**8%**	**13%**	**1,664**	**1,686**	**(1)%**	**4%**
Adjusted EBITDA margin	*38%*	*37%*			*39%*	*41%*		
Adjusted earnings per share - diluted	**$0.40**	**$0.13**	**208%**		**$1.99**	**$1.16**	**72%**	
Free cash flow	**187**	**326**	**(43)%**		**582**	**771**	**(25)%**	
Net debt	**5,150**	**5,922**	**(13)%**		**5,150**	**5,922**	**(13)%**	

[1] Primarily includes purchase price amortization

Note: Reconciliations of non-GAAP financial measures to the most directly comparable GAAP financial measures are provided at the end of this news release

Fourth Quarter and Full Year 2022 Key Highlights:

- Awarded multiple Lottery facilities management contract extensions including a four-year extension in New York, seven years in Georgia, 20 years in Rhode Island, and three years in Missouri; won a 10-year instant ticket printing and services contract in Texas
- Named "Lottery Supplier of the Year" at 2022 SBC Awards North America

2

• Won several Gaming industry awards including "Land-Based Product of the Year" at 2022 Global Gaming Awards, "Best Slot Product" at 2022 GGB Gaming & Technology Awards, and four awards including "Best Slot Machine" and "Best New Innovative Product" at The Casino Awards 2022 • Extended cashless momentum with several deployments including an enterprise-wide adoption of Resort Wallet and IGTPay at Station Casinos • Launched high-performing IGT PlayCasino games in West Virginia, expanding digital footprint to five U.S. states, and in Ontario, as market expands to include commercial operators • Completed sale of Italian commercial services businesses; net proceeds used to reduce debt • Completed acquisition of iSoftBet; a leading iGaming content provider and third-party aggregator • Received BB+ Long-Term Issuer rating from Fitch with a stable outlook and an investment grade senior secured debt rating of BBB- in February 2023 • Achieved sector-leading ESG score from Moody's ESG Solutions; recognized as the top-ranking gaming supplier by the All-In Diversity Project (AIDP) • Joined the Science Based Targets initiative (SBTi), officially pledging to set targets to reduce greenhouse gas emissions Fourth Quarter 2022 Financial Highlights: Consolidated revenue of $1.1 billion increased 4%, or 8% at constant currency, from $1.0 billion in the prior-year period • Global Lottery revenue of $639 million, down 7% as reported and 3% at constant currency, as strong multi-jurisdiction jackpots and product sales were offset by impact of Italian commercial services sale • Global Gaming revenue increased 21% to $389 million, with robust double-digit growth across service and product sale revenue streams • Record PlayDigital revenue of $65 million compared to $42 million in the prior year, propelled by iGaming with organic growth, market expansion, and contributions from iSoftBet acquisition Operating income of $230 million, up 24% as reported and 30% at constant currency, from $186 million in the prior year • Global Lottery operating income of $216 million, stable as reported and up 6% at constant currency, on high profit flow-through of same-store sales growth • Global Gaming operating income increased 89% to $68 million on significant operating leverage partially offset by higher supply chain costs; record operating income margin of 18% • Record PlayDigital operating income of $17 million, up 239% on strong revenue growth, lower jackpot expense, and despite increased investments in talent, research and development, and iSoftBet integration costs • Corporate support and other expense of $71 million compared to $72 million in the prior year Adjusted EBITDA of $419 million, up 8% as reported and 13% at constant currency, from $387 million in the prior year; reflects strong profit growth in Global Gaming and PlayDigital and a significant contribution from Global Lottery Net interest expense of $66 million, down from $77 million in the prior year on lower average debt balances Foreign exchange loss of $95 million versus a gain of $4 million in the prior year, primarily reflecting the impact of fluctuations in the EUR/USD exchange rate on debt Provision for income taxes of $101 million, compared to $56 million, primarily due to higher non- deductible foreign exchange losses and incremental valuation allowances on deferred tax assets 3

Net loss of $31 million versus net income of $55 million as increased profit is more than offset by higher non-cash foreign exchange losses Full Year 2022 Financial Highlights: Consolidated revenue of $4.2 billion increased 3%, or 8% at constant currency, from $4.1 billion in the prior-year period • Global Lottery revenue of $2.6 billion, down 8% as reported and 2% at constant currency, as strong product sales and multi-jurisdiction jackpots were offset by lower Italy same-store sales and impact of Italian commercial services sale • Global Gaming revenue up 28% to $1.4 billion on broad-based strength, including significantly higher U.S. & Canada replacement machine unit sales and increased installed base yields • PlayDigital revenue rose to a record $209 million, up 27% from $165 million, primarily driven by iGaming organic growth, market expansion, and contribution from iSoftBet acquisition Operating income of $922 million, up 2%, or 9% at constant currency, from $902 million in the prior-year period • Global Lottery operating income of $909 million, down 16% as reported and 10% at constant currency, with strong 35% operating income margin despite lower revenue contributions from Italy • Global Gaming operating income increased over five times to $242 million on significant operating leverage, partially offset by higher supply chain costs • PlayDigital operating income rose to a record $50 million on solid operating leverage and despite increased investments in talent, research and development, and iSoftBet integration costs • Corporate support and other expense of $279 million, up from $262 million in the prior year, primarily driven by higher transaction-related expenses and personnel costs Adjusted EBITDA of $1.7 billion, down 1% as reported and up 4% at constant currency, from $1.7 billion in the prior-year period, reflecting strong Global Gaming and PlayDigital profit growth and lower contribution from Global Lottery Net interest expense of $289 million, compared to $341 million in the prior-year period, as net proceeds from asset sales and free cash flow generation drove lower average debt balances Foreign exchange loss of $36 million, compared to a gain of $66 million in the prior-year period, primarily reflecting the impact of fluctuations in the EUR/USD exchange rate on debt Other non-operating expense of $7 million versus $98 million in the prior-year period • $278 million gain on sale of Italian commercial services business offset by $270 million accrual associated with the DDI/Benson matter and $13 million loss on extinguishment of debt in the current year • $91 million in losses related to premiums paid in connection with bond redemptions in prior year Provision for income taxes of $175 million versus $274 million in the prior year, primarily driven by lower incremental valuation allowances on deferred tax assets and a tax benefit arising from the DDI/Benson matter provision Net income from continuing operations of $414 million compared to $255 million in the prior-year period • Gain on sale of Italian commercial services business • Foreign exchange losses compared to foreign exchange gains in the prior year • Lower income tax and interest expense • Reduced losses related to retirement of debt • Accrual related to DDI/Benson matter 4

Cash from operations was $899 million compared to $1.0 billion in the prior-year period • Lower interest payments related to lower debt levels • Increased inventory levels to support growth • Higher cash taxes due to strong Italy lottery performance in prior year • $50 million escrow payment related to DDI/Benson matter in 2022 Record shareholder returns of $276 million; $161 million deployed in dividends to shareholders and $115 million for share repurchases Net debt of $5.2 billion, down $0.8 billion from $5.9 billion at December 31, 2021 • Strong cash flow generation • Proceeds from sale of Italian commercial services and final installment from sale of Italian gaming machine, sports betting, and digital gaming businesses • Net debt leverage improved to 3.1x, down from 3.5x at December 31, 2021 Cash and Liquidity Update Total liquidity of $2.4 billion as of December 31, 2022; $590 million in unrestricted cash and $1.8 billion in additional borrowing capacity Other Developments The Company announced full redemption of $61 million, 5.35% Notes due 2023, on January 23, 2023 In a separate press release issued today, the Company announced the make-whole redemption of €188 million of 3.50% Notes due 2024 and $200 million of 6.50% Notes due 2025 The Company's Board of Directors declared a quarterly cash dividend of $0.20 per common share • Ex-dividend date of March 13, 2023 • Record date of March 14, 2023 • Payment date of March 28, 2023 Introducing 2023 Expectations First quarter • Revenue of approximately $1.0 billion • Operating income margin of 22% - 24% Full Year • Revenue of $4.1 billion - $4.3 billion • Operating income margin of 21% - 23% • Cash from operations of $900 million - $1.0 billion • Capital expenditures of $400 million - $450 million Earnings Conference Call and Webcast: February 28, 2023, at 8:00 a.m. EST To register to participate in the conference call, or to listen to the live audio webcast, please visit the "Events Calendar" on IGT's Investor Relations website at www.IGT.com. A replay will be available on the website following the live event. Note: Certain totals in the tables included in this press release may not add due to rounding Comparability of Results All figures presented in this news release are prepared under U.S. GAAP, unless noted otherwise. Adjusted figures exclude the impact of items such as purchase accounting, impairment charges, restructuring expense, foreign exchange, and certain one-time, primarily transaction-related items. 5

Reconciliations to the most directly comparable U.S. GAAP measures are included in the tables in this news release. Constant currency changes for 2022 are calculated using the same foreign exchange rates as the corresponding 2021 period. Management uses non-GAAP financial measures to understand and compare operating results across accounting periods, for internal budgeting and forecasting purposes, and to evaluate the Company’s financial performance. Management believes these non-GAAP financial measures reflect the Company’s ongoing business in a manner that allows for meaningful period-to- period comparisons and analysis of business trends. These constant currency changes and non-GAAP financial measures should however be viewed in addition to, and not as an alternative for, the Company’s reported results prepared in accordance with U.S. GAAP. Amounts reported in millions are computed based on amounts in thousands. As a result, the sum of the components may not equal the total amount reported in millions due to rounding. Certain columns and rows within tables may not add due to the use of rounded numbers. Percentages and earnings per share amounts presented are calculated from the underlying unrounded amounts. About IGT IGT (NYSE:IGT) is a global leader in gaming. We deliver entertaining and responsible gaming experiences for players across all channels and regulated segments, from Lotteries and Gaming Machines to Sports Betting and Digital. Leveraging a wealth of compelling content, substantial investment in innovation, player insights, operational expertise, and leading-edge technology, our solutions deliver unrivalled gaming experiences that engage players and drive growth. We have a well-established local presence and relationships with governments and regulators in more than 100 jurisdictions around the world, and create value by adhering to the highest standards of service, integrity, and responsibility. IGT has approximately 10,500 employees. For more information, please visit www.IGT.com. Cautionary Statement Regarding Forward-Looking Statements This news release may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and its consolidated subsidiaries (the “Company”) and other matters. These statements may discuss goals, intentions, and expectations as to future plans, trends, events, dividends, results of operations, or financial condition, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall”, “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or the negative or other variations of them. These forward- looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the factors and risks described in the Company’s annual report on Form 20-F for the financial year ended December 31, 2021 and other documents filed from time to time with the SEC, which are available on the SEC’s website at www.sec.gov and on the investor relations section of the Company’s website at www.IGT.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that affect the Company’s business. Nothing in this news release is intended, or is to be construed, as a profit forecast or to be interpreted to mean that the financial performance of International Game Technology PLC for the current or any future financial years will necessarily match or exceed the historical published financial performance of International Game Technology PLC, as applicable. All forward-looking statements contained in this news release are qualified in their entirety by this cautionary statement. All subsequent written or oral forward- looking statements attributable to International Game Technology PLC, or persons acting on its behalf, are expressly qualified in their entirety by this cautionary statement. 6

Non-GAAP Financial Measures Management supplements the reporting of financial information, determined under GAAP, with certain non-GAAP financial information. Management believes the non-GAAP information presented provides investors with additional useful information, but it is not intended to nor should it be considered in isolation or as a substitute for the related GAAP measures. Moreover, other companies may define non-GAAP measures differently, which limits the usefulness of these measures for comparisons with such other companies. The Company encourages investors to review its financial statements and publicly-filed reports in their entirety and not to rely on any single financial measure. Adjusted EBITDA represents net income (loss) from continuing operations (a GAAP measure) before income taxes, interest expense, foreign exchange gain (loss), other non-operating expenses, depreciation, impairment losses, amortization (service revenue, purchase accounting and non-purchase accounting), restructuring expenses, stock-based compensation, litigation expense (income), and certain other non-recurring items. Other non-recurring items are infrequent in nature and are not reflective of ongoing operational activities. For the business segments, Adjusted EBITDA represents segment operating income (loss) before depreciation, amortization (service revenue, purchase accounting and non-purchase accounting), restructuring expenses, stock-based compensation, litigation expense (income) and certain other non-recurring items. Net debt is a non-GAAP financial measure that represents debt (a GAAP measure, calculated as long- term obligations plus short-term borrowings) minus capitalized debt issuance costs and cash and cash equivalents. Cash and cash equivalents are subtracted from the GAAP measure because they could be used to reduce the Company’s debt obligations. Management believes that net debt is a useful measure to monitor leverage and evaluate the balance sheet. Net debt leverage and Leverage are non-GAAP financial measures that represents the ratio of Net debt as of a particular balance sheet date to Adjusted EBITDA for the last twelve months (“LTM”) prior to such date. Prior to the disposal of the Italian B2C gaming businesses in the second quarter of 2021, management calculated the Net debt leverage ratio as the ratio of Net debt as of a particular balance sheet date to the LTM of Adjusted EBITDA – combined prior to such date. Management believes that Net debt leverage is a useful measure to assess our financial strength and ability to incur incremental indebtedness when making key investment decisions. Free cash flow is a non-GAAP financial measure that represents cash flow from operations (a GAAP measure) less capital expenditures. Management believes free cash flow is a useful measure of liquidity and an additional basis for assessing IGT’s ability to fund its activities, including debt service and distribution of earnings to shareholders. Constant currency is a non-GAAP financial measure that expresses the current financial data using the prior-year/period exchange rate (i.e., the exchange rates used in preparing the financial statements for the prior year). Management believes that constant currency is a useful measure to compare period-to- period results without regard to the impact of fluctuating foreign currency exchange rates. A reconciliation of the non-GAAP measures to the corresponding amounts prepared in accordance with GAAP appears in the tables in this release. The tables provide additional information as to the items and amounts that have been excluded from the adjusted measures. Contact: Phil O’Shaughnessy, Global Communications, toll free in U.S./Canada +1 (844) IGT-7452; outside U.S./ Canada +1 (401) 392-7452 Francesco Luti, +39 06 5189 9184; for Italian media inquiries James Hurley, Investor Relations, +1 (401) 392-7190 7

Select Performance and KPI data: (In $ millions, unless otherwise noted)

GLOBAL LOTTERY	Q4'22	Q4'21	Y/Y Change (%)	Constant Currency Change (%) [1]	FY'22	FY'21	Y/Y Change (%)	Constant Currency Change (%) [1]
Revenue								
Service								
Operating and facilities management contracts	622	608	2%	7%	2,364	2,569	(8)%	(3)%
Upfront license fee amortization	(45)	(50)	10%	—%	(183)	(206)	11%	—%
Operating and facilities management contracts, net	577	558	3%	8%	2,181	2,363	(8)%	(3)%
Other	16	87	(82)%	(81)%	255	327	(22)%	(13)%
Total service revenue	**593**	**646**	**(8)%**	**(4)%**	**2,436**	**2,690**	**(9)%**	**(4)%**
Product sales	**46**	**42**	**9%**	**12%**	**157**	**123**	**28%**	**34%**
Total revenue	**639**	**687**	**(7)%**	**(3)%**	**2,593**	**2,812**	**(8)%**	**(2)%**
Operating income	**216**	**217**	**—%**	**6%**	**909**	**1,088**	**(16)%**	**(10)%**
Adjusted EBITDA[1]	**318**	**336**	**(5)%**	**—%**	**1,314**	**1,545**	**(15)%**	**(8)%**
Global same-store sales growth (%)								
Instant ticket & draw games	1.0%	6.6%			(3.9%)	18.1%		
Multi-jurisdiction jackpots	66.0%	21.7%			15.3%	46.4%		
Total	**6.7%**	**7.7%**			**(2.2%)**	**20.1%**		
North America and Rest of world same-store sales growth (%)								
Instant ticket & draw games	0.4%	6.3%			(2.4%)	12.7%		
Multi-jurisdiction jackpots	66.0%	21.7%			15.3%	46.4%		
Total	**7.7%**	**7.8%**			**(0.4%)**	**15.6%**		
Italy same-store sales growth (%)								
Instant ticket & draw games	**3.1%**	**7.7%**			**(8.5%)**	**38.9%**		

[1] Non-GAAP measure; see disclaimer on page 6 and reconciliations to the most directly comparable GAAP measure in Appendix for further details

8

GLOBAL GAMING	Q4'22	Q4'21	Y/Y Change (%)	Constant Currency Change (%) [1]	FY'22	FY'21	Y/Y Change (%)	Constant Currency Change (%) [1]
Revenue								
Service								
Terminal	126	109	15%	17%	483	424	14%	15%
Systems, software, and other	60	54	13%	15%	232	206	12%	15%
Total service revenue	**186**	**163**	**14%**	**16%**	**714**	**630**	**13%**	**15%**
Product sales								
Terminal	149	110	36%	39%	501	339	48%	51%
Other	54	48	13%	16%	208	143	46%	49%
Total product sales revenue	**203**	**158**	**29%**	**32%**	**709**	**482**	**47%**	**50%**
Total revenue	**389**	**321**	**21%**	**24%**	**1,423**	**1,112**	**28%**	**30%**
Operating income	**68**	**36**	**89%**	**91%**	**242**	**43**	**462%**	**471%**
Adjusted EBITDA[1]	**101**	**66**	**54%**	**56%**	**365**	**173**	**111%**	**114%**
Installed base units								
Casino	48,578	47,732	2%		48,578	47,732	2%	
Casino - L/T lease [2]	1,008	1,117	(10%)		1,008	1,117	(10%)	
Total installed base units	**49,586**	**48,849**	**2%**		**49,586**	**48,849**	**2%**	
Installed base units (by geography)								
US & Canada	32,335	33,437	(3%)		32,335	33,437	(3%)	
Rest of world	17,251	15,412	12%		17,251	15,412	12%	
Total installed base units	**49,586**	**48,849**	**2%**		**49,586**	**48,849**	**2%**	
Yields (by geography)[3], in absolute $								
US & Canada	$42.08	$38.95	8%		$41.87	$37.62	11%	
Rest of world	$6.53	$5.39	21%		$6.22	$4.42	41%	
Total yields	**$29.72**	**$28.27**	**5%**		**$29.89**	**$27.11**	**10%**	
Global machine units sold								
New/expansion	728	(11)	NA		2,879	3,049	(6%)	
Replacement	8,755	7,377	19%		29,941	20,758	44%	
Total machine units sold	**9,483**	**7,366**	**29%**		**32,820**	**23,807**	**38%**	
US & Canada machine units sold								
New/expansion	574	(452)	NA		2,020	1,335	51%	
Replacement	6,875	5,547	24%		22,202	14,759	50%	
Total machine units sold	**7,449**	**5,095**	**46%**		**24,222**	**16,094**	**51%**	

[1] Non-GAAP measure; see disclaimer on page 6 and reconciliations to the most directly comparable GAAP measure in Appendix for further details

[2] Excluded from yield calculations due to treatment as sales-type leases

[3] Excludes Casino L/T lease units due to treatment as sales-type leases, comparability on a Y/Y basis hindered due to fewer active units

9

GLOBAL GAMING (Continued)	Q4'22	Q4'21	Y/Y Change (%)	Constant Currency Change (%) [1]	FY'22	FY'21	Y/Y Change (%)	Constant Currency Change (%) [1]
Rest of world machine units sold								
New/expansion	154	441	(65)%		859	1,714	(50)%	
Replacement	1,880	1,830	3%		7,739	5,999	29%	
Total machine units sold	**2,034**	**2,271**	**(10)%**		**8,598**	**7,713**	**11%**	
Average selling price (ASP), in absolute $								
US & Canada	15,600	15,300	2%		15,400	14,300	8%	
Rest of world	15,300	13,400	14%		13,700	13,500	1%	
Total ASP	**15,500**	**14,700**	**5%**		**15,000**	**14,100**	**6%**	

10

PLAYDIGITAL	Q4'22	Q4'21	Y/Y Change (%)	Constant Currency Change (%) [1]	FY'22	FY'21	Y/Y Change (%)	Constant Currency Change (%) [1]
Revenue								
Service	65	41	58%	65%	209	163	28%	32%
Product sales	—	1	(64)%	(64)%	1	1	(53)%	(51)%
Total revenue	**65**	**42**	**56%**	**63%**	**209**	**165**	**27%**	**32%**
Operating income	**17**	**5**	**239%**	**256%**	**50**	**33**	**51%**	**54%**
Adjusted EBITDA[1]	**22**	**9**	**149%**	**159%**	**68**	**48**	**41%**	**44%**

CONSOLIDATED								
Revenue (by geography)								
US & Canada	714	591	21%	22%	2,549	2,250	13%	14%
Italy	226	305	(26)%	(18)%	1,059	1,300	(19)%	(8)%
Rest of world	153	154	(1)%	6%	618	539	14%	23%
Total revenue	**1,093**	**1,050**	**4%**	**8%**	**4,225**	**4,089**	**3%**	**8%**

[1] Non-GAAP measure; see disclaimer on page 6 and reconciliations to the most directly comparable GAAP measure in Appendix for further details

11

International Game Technology PLC

Consolidated Statements of Operations

($ in millions and shares in thousands, except per share amounts)

Unaudited

	For the three months ended December 31,		For the year ended December 31,	
	2022	2021	2022	2021
Service revenue	845	850	3,359	3,483
Product sales	249	200	866	606
Total revenue	1,093	1,050	4,225	4,089
Cost of services	408	452	1,671	1,754
Cost of product sales	166	124	554	377
Selling, general and administrative	219	222	814	810
Research and development	70	59	255	238
Restructuring	6	7	6	6
Other operating (income) expense, net	(5)	—	4	1
Total operating expenses	863	864	3,303	3,187
Operating income	230	186	922	902
Interest expense, net	66	77	289	341
Foreign exchange loss (gain), net	95	(4)	36	(66)
Other non-operating (income) expense, net	(1)	2	7	98
Total non-operating expenses	161	75	333	373
Income from continuing operations before provision for income taxes	70	111	589	529
Provision for income taxes	101	56	175	274
(Loss) income from continuing operations	(31)	55	414	255
Income from discontinued operations, net of tax	—	—	—	24
Gain on sale of discontinued operations, net of tax	—	—	—	391
Income from discontinued operations	—	—	—	415
Net (loss) income	(31)	55	414	670
Less: Net income attributable to non-controlling interests from continuing operations	34	35	139	190
Less: Net loss attributable to non-controlling interests from discontinued operations	—	—	—	(2)
Net (loss) income attributable to IGT PLC	(64)	19	275	482
Net (loss) income from continuing operations attributable to IGT PLC per common share - basic	(0.32)	0.10	1.36	0.32
Net (loss) income from continuing operations attributable to IGT PLC per common share - diluted	(0.32)	0.09	1.35	0.31
Net (loss) income attributable to IGT PLC per common share - basic	(0.32)	0.10	1.36	2.35
Net (loss) income attributable to IGT PLC per common share - diluted	(0.32)	0.09	1.35	2.33
Weighted-average shares - basic	199,320	204,673	201,825	204,954
Weighted-average shares - diluted	199,320	206,996	203,414	206,795

12

International Game Technology PLC Consolidated Balance Sheets ($ in millions) Unaudited December 31, 2022 2021 Assets Current assets: Cash and cash equivalents 590 591 Restricted cash and cash equivalents 150 218 Trade and other receivables, net 670 903 Inventories, net 254 183 Other current assets 467 593 Total current assets 2,131 2,487 Systems, equipment and other assets related to contracts, net 899 937 Property, plant and equipment, net 118 119 Operating lease right-of-use assets 254 283 Goodwill 4,482 4,656 Intangible assets, net 1,375 1,413 Other non-current assets 1,174 1,429 Total non-current assets 8,302 8,836 Total assets 10,433 11,322 Liabilities and shareholders’ equity Current liabilities: Accounts payable 731 1,035 Current portion of long-term debt 61 — Short-term borrowings — 52 DDI / Benson Matter provision 220 — Other current liabilities 837 828 Total current liabilities 1,848 1,914 Long-term debt, less current portion 5,690 6,477 Deferred income taxes 305 368 Operating lease liabilities 239 269 Other non-current liabilities 372 323 Total non-current liabilities 6,607 7,437 Total liabilities 8,454 9,351 Commitments and contingencies IGT PLC’s shareholders’ equity 1,429 1,282 Non-controlling interests 550 689 Total shareholders' equity 1,979 1,971 Total liabilities and shareholders’ equity 10,433 11,322 13

International Game Technology PLC
Consolidated Statements of Cash Flows
($ in millions)
Unaudited

	For the three months ended December 31, 2022	For the three months ended December 31, 2021	For the year ended December 31, 2022	For the year ended December 31, 2021
Cash flows from operating activities				
Net (loss) income	(31)	55	414	670
Less: Income from discontinued operations, net of tax	—	—	—	415
Adjustments to reconcile net (loss) income from continuing operations to net cash provided by operating activities from continuing operations:				
Foreign exchange loss (gain), net	95	(4)	36	(66)
Depreciation	78	79	301	325
Amortization	49	51	191	201
Amortization of upfront license fees	48	53	193	216
Deferred income taxes	14	(17)	(77)	38
Stock-based compensation	7	13	41	35
Amortization of debt issuance cost	3	4	15	19
Gain on sale of business	—	—	(278)	—
DDI / Benson Matter provision	—	—	270	—
Loss on extinguishment of debt	—	—	13	92
Other non-cash items, net	(8)	(1)	(14)	(2)
Changes in operating assets and liabilities, excluding the effects of acquisitions and divestitures:				
Trade and other receivables	16	89	45	(95)
Inventories	8	(1)	(65)	(13)
Accounts payable	8	41	(22)	(36)
DDI / Benson Matter provision	(50)	—	(50)	—
Accrued interest payable	26	30	(11)	(33)
Accrued income taxes	(20)	(11)	(83)	47
Other assets and liabilities	33	17	(20)	27
Net cash provided by operating activities from continuing operations	278	396	899	1,010
Net cash used in operating activities from discontinued operations	—	—	—	(31)
Net cash provided by operating activities	278	396	899	978
Cash flows from investing activities				
Capital expenditures	(91)	(71)	(317)	(238)
Proceeds from sale of business, net of cash and restricted cash transferred	(21)	—	476	—
Business acquisitions, net of cash acquired	—	—	(142)	—
Proceeds from sale of assets	8	6	22	21
Other	2	—	3	1
Net cash (used in) provided by investing activities from continuing operations	(102)	(64)	42	(216)
Net cash provided by investing activities from discontinued operations	—	—	126	852
Net cash (used in) provided by investing activities	(102)	(64)	168	636
Cash flows from financing activities				
Net receipts from (payments of) financial liabilities	77	2	75	(50)
Net proceeds from Revolving Credit Facilities	30	—	72	17
Principal payments on long-term debt	—	—	(597)	(2,846)
Payments of debt issuance costs	—	—	(10)	(14)
Proceeds from long-term debt	—	—	—	1,339
Net (payments of) proceeds from short-term borrowings	—	33	(51)	51
Payments in connection with the extinguishment of debt	(1)	—	(9)	(85)
Repurchases of common stock	(22)	(41)	(115)	(41)
Dividends paid	(40)	(41)	(161)	(41)
Dividends paid - non-controlling interests	—	(2)	(178)	(91)
Capital increase - non-controlling interests	—	—	3	12
Return of capital - non-controlling interests	(17)	(34)	(75)	(127)
Other	(7)	(10)	(19)	(23)
Net cash provided by (used in) financing activities	19	(94)	(1,065)	(1,898)
Net increase (decrease) in cash and cash equivalents and restricted cash and cash equivalents	195	238	2	(284)
Effect of exchange rate changes on cash and cash equivalents and restricted cash and cash equivalents	28	(17)	(70)	(37)
Cash and cash equivalents and restricted cash and cash equivalents at the beginning of the period	517	588	808	1,129
Cash and cash equivalents and restricted cash and cash equivalents at the end of the period of continuing operations	740	808	740	808
Supplemental Cash Flow Information:				
Interest paid	39	46	298	369
Income taxes paid	107	85	335	188

14

International Game Technology PLC Net Debt ($ in millions) Unaudited December 31, 2022 2021 5.350% Senior Secured U.S. Dollar Notes due October 2023 — 61 3.500% Senior Secured Euro Notes due July 2024 319 564 6.500% Senior Secured U.S. Dollar Notes due February 2025 697 1,093 4.125% Senior Secured U.S. Dollar Notes due April 2026 745 744 3.500% Senior Secured Euro Notes due June 2026 796 844 6.250% Senior Secured U.S. Dollar Notes due January 2027 746 745 2.375% Senior Secured Euro Notes due April 2028 530 562 5.250% Senior Secured U.S. Dollar Notes due January 2029 745 744 Senior Secured Notes 4,578 5,357 Euro Term Loan Facilities due January 2027 1,058 1,121 U.S. Dollar Revolving Credit Facility A due July 2027 55 — Long-term debt, less current portion 5,690 6,477 5.350% Senior Secured U.S. Dollar Notes due October 2023 61 — Current portion of long-term debt 61 — Short-term borrowings — 52 Total debt 5,750 6,529 Less: Cash and cash equivalents 590 591 Less: Debt issuance costs, net - U.S. Dollar Revolving Credit Facility A due July 2027 — 10 Less: Debt issuance costs, net - Euro Revolving Credit Facility B due July 2027 9 7 Net debt 5,150 5,922 Note: Net debt is a non-GAAP financial measure 15

International Game Technology PLC
Reconciliation of Non-GAAP Financial Measures
($ in millions, except per share amounts)
Unaudited

	For the three months ended December 31, 2022					
	Global Lottery	Global Gaming	PlayDigital	Business Segments Total	Corporate and Other	Total IGT PLC
Loss from continuing operations						(31)
Provision for income taxes						101
Interest expense, net						66
Foreign exchange loss, net						95
Other non-operating income, net						(1)
Operating income (loss)	216	68	17	302	(71)	230
Depreciation	42	31	6	79	—	78
Amortization - service revenue [1]	48	—	—	48	—	48
Amortization - non-purchase accounting	6	2	—	8	1	9
Amortization - purchase accounting	—	—	—	—	41	41
Restructuring	5	—	—	5	1	6
Stock-based compensation	2	(1)	—	1	6	7
Adjusted EBITDA	**318**	**101**	**22**	**442**	**(23)**	**419**

Cash flows from operating activities - continuing operations	278
Capital expenditures	(91)
Free Cash Flow	**187**

	Pre-Tax Impact	Tax Impact [2][3]	Net Impact
Reported EPS from continuing operations attributable to IGT PLC - diluted			(0.32)
Adjustments:			
Foreign exchange loss, net	0.47	(0.04)	0.51
Amortization - purchase accounting	0.20	0.02	0.18
Discrete tax items	—	(0.01)	0.01
DDI / Benson Matter provision	—	0.01	(0.01)
Other (non-recurring adjustments)	0.03	0.01	0.02
Net adjustments			0.72
Adjusted EPS from continuing operations attributable to IGT PLC - diluted [4]			**0.40**

[1] Includes amortization of upfront license fees
[2] Calculated based on nature of item, including any realizable deductions, and statutory tax rate in effect for the relevant jurisdiction
[3] The reported effective tax rate was 144.0%. Adjusted for the above items, the effective tax rate was 46.2%
[4] Adjusted EPS was calculated using weighted average shares outstanding of 201.4 million, which includes the dilutive impact of share-based payment awards

16

International Game Technology PLC
Reconciliation of Non-GAAP Financial Measures
($ in millions, except per share amounts)
Unaudited

	For the three months ended December 31, 2021					
	Global Lottery	Global Gaming	PlayDigital	Business Segments Total	Corporate and Other	Total IGT PLC
Income from continuing operations						55
Provision for income taxes						56
Interest expense, net						77
Foreign exchange gain, net						(4)
Other non-operating expense, net						2
Operating income (loss)	217	36	5	258	(72)	186
Depreciation	47	29	4	79	—	79
Amortization - service revenue [1]	53	—	—	53	—	53
Amortization - non-purchase accounting	9	1	—	11	1	12
Amortization - purchase accounting	—	—	—	—	39	39
Restructuring	8	(4)	—	4	3	7
Stock-based compensation	3	4	—	7	6	13
Adjusted EBITDA	**336**	**66**	**9**	**411**	**(24)**	**387**

Cash flows from operating activities - continuing operations	396
Capital expenditures	(71)
Free Cash Flow	**326**

	Pre-Tax Impact	Tax Impact [2][3]	Net Impact
Reported EPS from continuing operations attributable to IGT PLC - diluted			0.09
Adjustments:			
Foreign exchange gain, net	(0.02)	0.05	(0.07)
Amortization - purchase accounting	0.19	0.05	0.14
Discrete tax items	—	0.06	(0.06)
Other (non-recurring adjustments)	0.03	0.01	0.02
Net adjustments			0.04
Adjusted EPS from continuing operations attributable to IGT PLC - diluted [4]			**0.13**

[1] Includes amortization of upfront license fees
[2] Adjustments for income taxes are determined based on the statutory tax rate in effect in the respective jurisdiction where the adjustment originated
[3] The reported effective tax rate was 50.8%. Adjusted for the above items, the effective tax rate was 59.0%
[4] Adjusted EPS was calculated using weighted average shares outstanding of 207.0 million, which includes the dilutive impact of share-based payment awards

17

International Game Technology PLC
Reconciliation of Non-GAAP Financial Measures
($ in millions, except per share amounts)
Unaudited

	For the year ended December 31, 2022					
	Global Lottery	Global Gaming	PlayDigital	Business Segments Total	Corporate and Other	Total IGT PLC
Income from continuing operations						414
Provision for income taxes						175
Interest expense, net						289
Foreign exchange loss, net						36
Other non-operating expense, net						7
Operating income (loss)	909	242	50	1,201	(279)	922
Depreciation	173	112	17	302	(1)	301
Amortization - service revenue [1]	193	—	—	193	—	193
Amortization - non-purchase accounting	24	7	—	31	3	34
Amortization - purchase accounting	—	—	—	—	158	158
Restructuring	6	(1)	—	5	1	6
Stock-based compensation	9	5	1	14	27	41
Other [2]	—	—	—	—	9	9
Adjusted EBITDA	**1,314**	**365**	**68**	**1,746**	**(83)**	**1,664**

Cash flows from operating activities - continuing operations	899
Capital expenditures	(317)
Free Cash Flow	**582**

	Pre-Tax Impact	Tax Impact [(3)(4)]	Net Impact
Reported EPS from continuing operations attributable to IGT PLC - diluted			1.35
Adjustments:			
Foreign exchange loss, net	0.18	0.08	0.10
Amortization - purchase accounting	0.77	0.16	0.61
Loss on extinguishment and modifications of debt, net	0.06	0.01	0.06
Discrete tax items	—	(0.17)	0.17
DDI / Benson Matter provision	1.33	0.33	1.00
Gain on sale of business	(1.36)	(0.01)	(1.36)
Other (non-recurring adjustments)	0.07	0.01	0.06
Net adjustments			0.64
Adjusted EPS from continuing operations attributable to IGT PLC - diluted [5]			**1.99**

(1) Includes amortization of upfront license fees
(2) Primarily includes transaction-related costs
(3) Adjustments for income taxes are determined based on the statutory tax rate in effect in the respective jurisdiction where the adjustment originated
(4) The reported effective tax rate was 29.7%. Adjusted for the above items, the effective tax rate was 32.2%
(5) Adjusted EPS was calculated using weighted average shares outstanding of 203.4 million, which includes the dilutive impact of share-based payment awards

18

International Game Technology PLC
Reconciliation of Non-GAAP Financial Measures
($ in millions, except per share amounts)
Unaudited

	For the year ended December 31, 2021					
	Global Lottery	Global Gaming	PlayDigital	Business Segments Total	Corporate and Other	Total IGT PLC
Income from continuing operations						255
Provision for income taxes						274
Interest expense, net						341
Foreign exchange gain, net						(66)
Other non-operating expense, net						98
Operating income (loss)	1,088	43	33	1,164	(262)	902
Depreciation	191	121	15	326	(1)	325
Amortization - service revenue [1]	216	—	—	216	—	216
Amortization - non-purchase accounting	34	5	—	40	3	43
Amortization - purchase accounting	—	—	—	—	158	158
Restructuring	8	(4)	(1)	3	2	6
Stock-based compensation	8	8	1	17	18	35
Other [2]	—	—	—	—	1	1
Adjusted EBITDA	**1,545**	**173**	**48**	**1,766**	**(80)**	**1,686**

Cash flows from operating activities - continuing operations	1,010
Capital expenditures	(238)
Free Cash Flow	**771**

	Pre-Tax Impact	Tax Impact [3][4]	Net Impact
Reported EPS from continuing operations attributable to IGT PLC - diluted			0.31
Adjustments:			
Foreign exchange gain, net	(0.32)	0.13	(0.45)
Amortization - purchase accounting	0.76	0.18	0.58
Loss on extinguishment and modifications of debt, net	0.42	—	0.42
Discrete tax items	—	(0.27)	0.27
Other (non-recurring adjustments)	0.04	0.01	0.02
Net adjustments			0.85
Adjusted EPS from continuing operations attributable to IGT PLC - diluted [5]			**1.16**

[1] Includes amortization of upfront license fees
[2] Primarily includes transaction-related costs
[3] Adjustments for income taxes are determined based on the statutory tax rate in effect in the respective jurisdiction where the adjustment originated
[4] The reported effective tax rate was 51.8%. Adjusted for the above items, the effective tax rate was 39.9%
[5] Adjusted EPS was calculated using weighted average shares outstanding of 206.8 million, which includes the dilutive impact of share-based payment awards

19